SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No.6)

                                 INTERCEPT, INC.
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                                (Name of Issuer)
                                  COMMON STOCK
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                         (Title of Class of Securities)
                                    45845L107
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            SCHULTE ROTH & ZABEL LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 26, 2004
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|. NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.
--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                        (page 1 of 4 pages)

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CUSIP No. 45845L107                         13D            Page 2 of 4 Pages
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=======================================================================
     1  NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
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     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                              b) |_|
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     3  SEC USE ONLY
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     4  SOURCE OF FUNDS*
                                       WC
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     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)       |_|
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     6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                    DELAWARE
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 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,914,737
  OWNED BY
    EACH
 REPORTING
PERSON WITH
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                   8      SHARED VOTING POWER
                                       -0-
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                   9      SOLE DISPOSITIVE POWER
                                    1,914,737
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                  10      SHARED DISPOSITIVE POWER
                                       -0-
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,914,737
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*              |_|
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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      9.4%
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     14  TYPE OF REPORTING PERSON*
                                       IA
=======================================================================


               SEE INSTRUCTIONS BEFORE FILLING OUT!*

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CUSIP No. 45845L107                         13D            Page 3 of 4 Pages
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The Schedule 13D filed on April 12, 2004 by Jana Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the common stock, no par value (the "Shares"), of InterCept, Inc. (the "Issuer"), as amended by Amendment No. 1 relating to the Event Date of April 26, 2004, Amendment No. 2 relating to the Event Date of April 29, 2004, Amendments No. 3 and No. 4 relating to the Event Date of May 3, 2004 (collectively, the "Schedule 13D"), and Amendment No. 5 relating to the Event Date of May 20, 2004 is hereby amended and supplemented as set forth below by this Amendment No. 6 to the
Schedule 13D.


Item 4.   Purpose of Transaction.
          ----------------------
Item 4 of the Schedule 13D is hereby supplemented as follows:

On May 26, 2004, the Reporting Person filed a Memorandum of Law in Support of Expedited Treatment and For Entry of Declaratory Judgment (the "Memorandum") in Georgia federal court seeking a declaration that the Reporting Person's proposal to amend Section 3.3 of the Issuer's bylaws, to be considered at the Issuer's 2004 Annual Meeting, is valid and may be adopted by the shareholders. More information is available in the Memorandum, a copy of which is attached as exhibit 7 hereto.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate percentage of Shares of Common Stock reported owned beneficially by the Reporting Person is based upon 20,288,562 Shares outstanding, which is the total number of Shares of Common Stock outstanding as of May 7, 2004, as reported in the Issuer's Form 10-Q for the quarter ending March 31, 2004, filed by the Issuer on May 10, 2004.

As of the close of business on May 27, 2004, JANA Partners LLC beneficially owned 1,914,737 Shares of Common Stock, constituting approximately 9.4% of the Shares outstanding.

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CUSIP No. 45845L107                         13D            Page 4 of 4 Pages
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                                   SIGNATURES


After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   May 28, 2004                           JANA PARTNERS LLC


                                                By: /s/ Barry S. Rosenstein
                                                    ------------------------
                                                    Barry S. Rosenstein
                                                    Managing Director



                                                By: /s/  Gary Claar
                                                    -------------------
                                                    Gary Claar
                                                    Managing Director

Schedule A of the Schedule 13D is hereby amended and restated as follows:

                                JANA PARTNERS LLC

 Shares of Common Stock            Price Per                 Date of
    Purchased (Sold)                Share($)              Purchase (Sale)
    ----------------               ---------              ---------------

        218, 610                    $12.3390                 03/10/04
         160,000                    $12.7084                 03/11/04
          50,000                    $12.4533                 03/12/04
          80,000                    $11.9757                 03/15/04
          67,600                    $11.4782                 02/23/04
         201,027                    $10.7546                 03/24/04
          50,000                    $10.8500                 03/25/04
         112,700                    $11.6988                 03/30/04
          95,400                    $12.0020                 03/31/04
         176,200                    $12.2856                 04/01/04
         173,900                    $12.4782                 04/02/04
         150,500                    $12.4860                 04/05/04
          84,000                    $12.8200                 04/07/04
          20,000                    $12.9000                 04/12/04
         156,500                    $14.7800                 05/11/04
          14,200                    $13.7296                 05/19/04
          48,000                    $13.5900                 05/20/04
          31,100                    $14.4834                 05/21/04
          25,000                    $15.0011                 05/25/04